FORM 4                                    UNITED STATES SECURITIES AND EXCHANGE COMMISSION                         OMB APPROVAL
                                                      WASHINGTON, D.C.   20549                          OMB NUMBER:       3235-0287
[ ] Check this box if no longer                                                                         Expires: September 30, 1998
    subject to Section 16.  Form 4                                                                      Estimated average burden
    or Form 5 obligations may                                                                           hours per response..... 0.5
    continue.  See Instruction 1(b).

                                              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                                  Filed pursuant to Section 16(a) of the Securities Exchange Act of
                               1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                          Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)

1.Name and Address of Reporting Person* 2. Issuer Name and Ticker                 6. Relationship of Reporting Person(s) to Issuer
                                           or Trading Symbol                                        (Check all applicable)

Horbach      Sandra        J.              CIDCO Incorporated; CDCO                           Director                    10% Owner
                                                                                        -----                       -----
                                                                                              Officer (give           X   Other
(Last)       (First)    (Middle)        3. IRS or Social Security  4. Statement for     -----          title below) ----- (specify
                                           Number of Reporting        Month/Year                                           below)
c/o Forstmann Little & Co.                 Person (Voluntary)                       General partner of general partner of 10% owner
    767 Fifth Avenue, 44th Floor                                      December 1996 -----------------------------------------------
             (Street)                                              5  If Amendment,    7. Individual or Joint/Group Filing
                                                                      Date of Original    (Check Applicable Line)
New York     New York     10153                                       (Month/Year)         X  Form filed by One Reporting Person
                                                                                          ---
(City)       (State)       (Zip)                                                              Form filed by More than One
                                                                                          --- Reporting Person

                                       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security                    2. Trans-  3. Trans-     4. Securities Acquired    5. Amount of  6. Owner-    7. Nature
   (Instr. 3)                              action     action        (A)or Disposed of (D)     Securities    ship         of
                                           Date       Code                                    Benefi-       Form:        Indirect
                                                      (Instr. 8)       (Instr. 3, 4 and 5)    cially        Direct       Bene-
                                        (Month/                                               Owned at      (D) or       ficial
                                         Day/      Code     V      Amount  (A) or Price       End of        Indirect     Owner-
                                         Year)                             (D)                Month         (I)          ship
                                                                                              (Instr. 3     (Instr.      (Instr.
                                                                                              and 4)        4)           4)





















Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.	             (Over)
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                 SEC 1474 (7-96)

                       TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (e.g., puts, calls, warrants, options, convertible securities)

1.Title of    2.Conver-  3.Trans-  4.Transac-   5.Number of    6.Date Exer- 7.Title      8.Price  9.Number    10.Owner-   11.Na-
  Derivative    sion or    action    tion Code    Derivative     cisable      and Amount   of       of Deriv-    ship        ture
  Security      Exercise   Date      (Instr. 8)   Securities     and Expir-   of Under-    Deriv-   ative        Form        of In-
  (Instr. 3)    Price      (Month/                Acquired (A)   ation Date   lying        ative    Secu-        of De-      direct
                of         Day/                   or Disposed    (Month/      Securities   Secu-    rities       rivative    Bene-
                Deriva-    Year)                  of (D)         Day/Year)                 rity      Bene-        Secu-       ficial
                tive                              (Instr. 3,                  (Instr. 3    (Instr.  ficially     rity;       Own-
                Security                          4, and 5)                   and 4)        5)      Owned        Direct      ership
                                                                                                    at End       (D) or      (Instr.
                                                                                  Amount            of           Indi-       4)
                                                               Date  Expir-       or                Month        rect (I)
                                                               Exer- ation  Title Number            (Instr.      (Instr.
                                                               cis-  Date         of                4)           4)
                                   Code    V      (A)    (D)   able               Shares

3.75%         $41        12/30/96  J(1)                  $150  1/1/97 6/30/03       $150   $150    $0          I          The repor-
Convertible                                              mil-               Common  mil-   mil-                           ting per-
Subordinated                                             lion               Stock,  lion   lion                           son is a
Notes                                                                       par                                           general
                                                                            value                                         partner of
                                                                            $.01                                          FLC XXX
                                                                            per                                           Partner-
                                                                            share                                         ship,
                                                                                                                          which is
                                                                                                                          the gen-
                                                                                                                          eral part-
                                                                                                                          ner of ID
                                                                                                                          Holding
                                                                                                                          Partner-
                                                                                                                          ship,
                                                                                                                          L.P.,
                                                                                                                          which was
                                                                                                                          the
                                                                                                                          direct
                                                                                                                          owner.
Explanation of Responses:



(1)  On December 30, 1996, the issuer redeemed
     the $150 million 3.75% Convertible Subordinated
     Notes for $146 million, plus accrued and unpaid
     interest thereon.
                                                                By: /s/ Sandra J. Horbach                          January 2, 1997
**  Intentional misstatements or omissions of facts                -------------------------------------------     ---------------
    constitute Federal Criminal Violations.                        Sandra J. Horbach                                    Date
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                      **Signature of Reporting Person


Note:	File three copies of this Form, one of which must be manually signed.  If space is insufficient,
	see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not                         Page 2
required to respond unless the form displays a currently valid OMB Number.	                                    SEC 1474 (7-96)
